Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), March 16, 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on December 16, 2025, as the first tranche of the multi-year share buyback program of approximately Euro 3.5 billion expected to be executed by 2030 in line with the disclosure made during the 2025 Capital Markets Day (the “First Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
09/03/2026	12,500	293.6464	3,670,580.00	14,613	342.1448	4,999,761.96	4,326,925.11	27,113	294.9694	7,997,505.11
10/03/2026	9,500	299.1529	2,841,952.55	8,008	349.6352	2,799,878.68	2,405,187.43	17,508	299.6996	5,247,139.98
11/03/2026	11,500	298.6283	3,434,225.45	8,788	341.3462	2,999,750.41	2,590,234.35	20,288	296.9470	6,024,459.80
12/03/2026	13,500	292.6591	3,950,897.85	7,427	336.5921	2,499,869.53	2,164,951.53	20,927	292.2468	6,115,849.38
13/03/2026	14,000	291.1642	4,076,298.80	—	—	—	—	14,000	291.1642	4,076,298.80
Total	61,000	294.6550	17,973,954.65	38,836	342.4467	13,299,260.58	11,487,298.41	99,836	295.0965	29,461,253.06

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such First Tranche till March 13, 2026, the total invested consideration has been:
•Euro 130,621,412.45 for No. 435,993 common shares purchased on the EXM
•USD 27,798,457.64 (Euro 23,962,106.79*) for No. 79,481 common shares purchased on the NYSE.

As of March 13, 2026 the Company held in treasury No. 17,160,080 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 8.85% of the total issued common shares. Including the special voting shares, the Company held in treasury 9.27% of the total issued share capital.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since January 5, 2026, start date of the multi-year share buyback program of approximately Euro 3.5 billion announced during the 2025 Capital Markets Day, until March 13, 2026, the Company has purchased a total of 515,474 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 154,583,519.24.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
Email: media@ferrari.com
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